

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Martin Egan
Interim Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

>   **Re: The Bancorp, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2024**
>   **File No. 000-51018**

Dear Martin Egan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance